UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

INDEPENDENCE CONTRACT DRILLING, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415606

(CUSIP Number)

C. Alex Bahn

WilmerHale

1875 Pennsylvania Avenue, NW

Washington, DC 20006

202-663-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

December 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,960,406 [1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,960,406 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,406 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
1

Includes (1) 1,701,000 shares of common stock beneficially owned, and (2) 1,259,406 shares of common stock underlying the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), assuming application of a 19.9% Restricted Ownership Percentage (as defined in this Schedule 13D/A). The Notes are currently convertible into shares of common stock at the option of the Reporting Persons at a conversion price of $4.51 per share.

2

The percentage used herein and in the rest of this Schedule 13D is calculated based upon (i) 13,617,005 shares of the Issuer’s common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2022, and (ii) 1,259,406 shares of common stock issuable upon conversion of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by the Reporting Persons upon conversion of the Notes.

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MSD Credit Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,628,523 [3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,628,523 [3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,628,523 [3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
3	Includes (1) 369,117 shares of common stock beneficially owned and (2) 1,259,406 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MSD PCOF Partners LXXIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,261,635 [4]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,261,635 [4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,635 [4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
4	Includes (1) 1,002,229 shares of common stock beneficially owned and (2) 1,259,406 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MSD Private Credit Opportunity (NON-ECI) Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,589,060 [5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,589,060 [5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,060 [5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
5	Includes (1) 329,654 shares of common stock beneficially owned and (2) 1,259,406 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MSD Energy Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

CUSIP NO. 453415606	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

Explanatory Note

This Amendment No. 8 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.01 per share (the “Shares”) of Independence Contract Drilling, Inc., a Delaware corporation (the Issuer”) filed October 3, 2018, as amended by Amendment No. 1 filed December 14, 2020, Amendment No. 2 filed January 4, 2021, Amendment No. 3 filed June 9, 2021, Amendment No. 4 filed July 6, 2021, Amendment No. 5 filed March 23, 2022, Amendment No. 6 filed April 7, 2022, and Amendment No. 7 filed December 22, 2022, by the Reporting Persons (as amended, the “Schedule 13D”).

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On December 20, 2022 and December 21, 2022, Master Fund sold 253,794 Shares and MSD Energy Investments sold 60,098 Shares in open market transactions.

The Reporting Persons have completed their anticipated sales and do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b):

A.	MSD Partners, L.P.

(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 2,960,406 Shares, representing 19.9% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,960,406

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,960,406

B.	MSD Credit Opportunity Master Fund, L.P.

(a)	As of the date hereof, MSD Credit Opportunity Master Fund, L.P. beneficially owns, in aggregate, 1,628,523 Shares, representing 10.9% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,628,523

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,628,523

C.	MSD PCOF Partners LXXIII, LLC

(a)	As of the date hereof, MSD PCOF Partners LXXIII, LLC, beneficially owns, in aggregate, 2,261,635 Shares, representing 15.2% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,261,635

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,261,635

D.	MSD Private Credit Opportunity (NON-ECI) Fund, LLC

(a)	As of the date hereof, MSD Private Credit Opportunity (NON-ECI) Fund, LLC beneficially owns, in aggregate, 1,589,060 Shares, representing 10.7% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,589,060

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,589,060

E.	MSD Partners (GP), LLC

(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 2,960,406 Shares, representing 19.9% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,960,406

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,960,406

F.	Brendan Rogers

(a)	As of the date hereof, Brendan Rogers beneficially owns, in aggregate, 2,960,406 Shares, representing 19.9% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,960,406

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,960,406

G.	MSD Capital, L.P.

(a)	As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 0 Shares, representing 0.0% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

H.	MSD Energy Investments, L.P.

(a)	As of the date hereof, MSD Energy Investments, L.P. beneficially owns, in aggregate, 0 Shares, representing 0.0% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

I.	Michael S. Dell

(a)	As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 0 Shares, representing 0.0% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

J.	MSD Capital Management, LLC

(a)	As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 0 Shares, representing 0.0% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

K.	Marc R. Lisker

(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 2,960,406 Shares, representing 19.9% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,960,406

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,960,406

L.	Gregg R. Lemkau

(a)	As of the date hereof, Gregg R. Lemkau beneficially owns, in aggregate, 2,960,406 Shares, representing 19.9% of the Issuer’s outstanding Shares.[6]

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,960,406

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,960,406

6

Includes shares of the Issuer’s common stock underlying the Notes held by the Reporting Persons, as specified on the cover pages of this Schedule 13D/A, after application of the Restricted Ownership Percentage. The percentage used herein and in the rest of this Schedule 13D is calculated based upon (i) 13,617,005 shares of the Issuer’s common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2022, and (ii) 1,259,406 shares of common stock issuable upon conversion of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by the Reporting Persons upon conversion of the Notes.

Item 5(c):

The Reporting Persons engaged in the following open market sales in the prior sixty days:

Date	Reporting Person	Number of Shares	Price per Share
December 20, 2022	Master Fund	12,298	$3.01
December 20, 2022	MSD Energy Investments	2,912	$3.01
December 21, 2022	Master Fund	7,660	$3.02
December 21, 2022	MSD Energy Investments	1,813	$3.02
December 21, 2022	Master Fund	233,836	$2.96
December 21, 2022	MSD Energy Investments	55,364	$2.96

Item 5(d):

Not Applicable.

Item 5(e):

Not Applicable.

Item 7	Material to be filed as Exhibits

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement dated December 22, 2022

99.2

Subscription Agreement, dated as of March  18, 2022, by and among Independence Contract Drilling, Inc., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LLC, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.3

Indenture, dated as of March  18, 2022, by and among Independence Contract Drilling, Inc., U.S. Bank Trust Company, National Association, as trustee and collateral agent, and Sidewinder Drilling LLC, as guarantor (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.4

Investor ’s Rights Agreement, dated as of March  18, 2022, by and among Independence Contract Drilling, Inc. and MSD Partners, L.P. (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March  21, 2022).

99.5

Voting and Support Agreement, dated as of March  18, 2022, by and among Independence Contract Drilling, Inc., MSD Partners, L.P., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LLC, MSD Credit Opportunity Master Fund, L.P., Glendon Capital Management L.P., Glendon Opportunities Fund II, L.P., William Monroe and the directors and officers of Independence Contract Drilling, Inc. named therein (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.6

Fee Letter, dated as of March  18, 2022, by and among Independence Contract Drilling, Inc., MSD Partners, L.P., and Glendon Capital Management L.P. (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Capital, L.P.

By:	MSD Capital Management
LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Energy Investments, L.P.

By:	MSD Partners, L.P.
Its:	General Partner

By:	MSD Capital Management
LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact